UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 10, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REALISES C$70M FROM SALE OF B2GOLD SHARES



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

10 November 2010

ANGLOGOLD ASHANTI REALISES C$70M FROM SALE OF B2GOLD SHARES

AngloGold Ashanti Limited, through its wholly owned offshore subsidiary, has realised net proceeds of C$70m from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corporation. This stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold yesterday in an orderly fashion, after the markets closed.

Proceeds from the sale will be used to fund AngloGold Ashanti's exploration activities in Colombia, including the Gramalote project and pending such use, to reduce borrowings. AngloGold Ashanti remains fully committed to its Gramalote joint venture with B2Gold, in which AngloGold Ashanti owns 51% and B2Gold owns 49%.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 10, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary